77c)  Matters submitted to a vote of security holders:

On April 28, 2000, at its Annual Meeting of Trust
Participants, the following items were considered.
The results, which are unaudited, follow:

1. Approval of a new investment management agreement between the Trust and Retirement System
Investors Inc. for the Value Equity Fund.
(Voted on by Value Equity Fund unitholders only.)

	Units
FOR	834,307
AGAINST	7,323
ABSTAIN	931